Free Writing Prospectus (To the Prospectus dated April 4, 2011, as supplemented by the Prospectus Supplement dated July 24, 2013)	Filed Pursuant to Rule 433 Registration Statement No. 333-173299 July 30, 2013

Reopening of 236,279 Depositary Shares

Each Representing a 1/40th Interest in a Share of

Series A Floating Rate Non-Cumulative Perpetual Preferred Stock

Summary of Terms for Issuance

Issuer:	Zions Bancorporation (the “Company”)

Securities Offered:	Reopening of 236,279 Depositary Shares Each Representing a 1/40th Interest in a Share of Series A Floating Rate Non-Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”)

Size of Reopening:	$5,906,975 aggregate liquidation preference

Aggregate amount outstanding of Series A Floating Rate Preferred post reopening:	$66,000,000 (2,640,000 depositary shares)

Number of depositary shares issued pursuant to the reopening[1]:	236,279

Public offering price per depositary share:	$21.55

Ratings:	BB / B / B / BB (S&P / Fitch / DBRS / KBRA)

Proceeds, before expenses, to the issuer:	$5,091,812.45

Underwriting Commissions:	$147,674.38

Dividend (Non-Cumulative):	When, as, and if declared by the Company’s board of directors or a duly authorized committee thereof, dividends on the Series A Preferred Stock will be payable at a rate per annum equal to the greater of (1) three-month libor + 52 basis points or (2) 4.000% applied to the $1,000 liquidation preference per share (equivalent to $25 per depositary share).

Dividend Payment Dates:	Quarterly in arrears on March 15, June 15, September 15 and December 15 of each year.

Redemption:	Zions will not redeem any shares of Series A Preferred Stock for at least five years after the Settlement Date. In addition, Zions has committed to the Board of Governors of the Federal Reserve System that, for at least five years after the Settlement Date, it will not redeem or repurchase depositary shares representing an interest in Series A Preferred Stock if, after giving effect to such redemption or repurchase, the number of depositary shares representing an interest in Series A

[1]	All of the 236,279 depositary shares to be sold in the offering, ($5,906,975 aggregate liquidation preference) were sold pursuant to the auction

Preferred Stock outstanding would be less than the number of depositary shares representing an interest in the Series A Preferred Stock issued during the period beginning on the Settlement Date and ending on the date of such redemption.

Trade Date:	July 30, 2013

Settlement Date:	August 2, 2013 (T+3)

Liquidation Preference/Listing:	$25 per depositary share; NYSE listed; SEC registered

Joint Book-Running Managers (Active):	Deutsche Bank Securities Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Keefe, Bruyette & Woods Inc.

Joint Book-Running Managers (Passive):	Macquarie Capital (USA) Inc. Zions Direct, Inc.

CUSIP / ISIN:	98973A104 / US98973A1043

Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-173299, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated April 4, 2011contained in that registration statement, the preliminary prospectus supplement dated July 24, 2013, and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Keefe, Bruyette & Woods Inc. at 1-800-966-1559. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.